January 13, 2005

                        Symbol: OTCBB– SCNWF

SHARE ISSUANCES

The Board of Director’s of Stream Communications Network and Media Inc. ("the Company" or "Stream") has approved the issuance of common shares as consideration for certain business activities of the Company in the following manner.

The Company has borrowed the sum of $650,000 from an arm’s length third party and, pursuant to the terms of the loan, the lender has received 3,000,000 shares of the Company’s stock as security for the loan. The 3,000,000 common shares were issued from treasury at a deemed price of $0.216667 USD per share. In addition, 175,000 common shares were issued from treasury at a deemed price of $0.41 USD per share in payment of the loan fee charged by the lender.

A director of the Company has for the past several years made private placements at $1.60 CAD and exercised warrants at $1.80 CAD, all while the market price of the Company’s shares was trading at a substantially lower value. He also made personal loans to the Company, of which approximately $4 million is currently owed. In consideration of this assistance, the board has approved the issuance of 1,100,000 common shares from treasury as bonus shares at a deemed value of $0.41 USD per share.

The Company will issue 275,000 common shares from treasury for settlement of legal services and investor relations services rendered to the Company at a deemed price of $0.41 USD each.

The Company will issue 850,000 common shares from treasury, at a deemed price of $0.41 USD per share, as compensation to officers and employees of the Company for their efforts and hard work in the past, under a Form S-8 filing with the SEC.

The Company has entered into an agreement with Confederation Capital Corporation (“Confederation”), an arms length service provider, wherein Confederation has provided the Company with extensive services regarding the development of new market and channel opportunities in EEC Territories and other European markets and new content opportunites for the Company’s existing channels. As consideration for these services the Company has agreed to issue to Confederation 3,000,000 common shares in the capital of the Company at a deemed issue price of $0.41 USD per.

About Stream

Stream is a broadband cable company and offers Cable TV, high-speed Internet and VoIP services in Poland.  With 55,000 subscribers currently, Stream is one of the principal consolidators of the cable TV sector and is a leading Cable TV operator and Internet provider in the densely populated markets of Southern Poland.  Established in 2000, Stream has offices in Vancouver and Krakow, and is listed on the OTCBB, trading symbol SCNWF.

For more information, please contact:

Mike Young, Investor Relations

tel. 604 669 2826  toll free. 1-800-704-9649

e-mail: mike.young@streamcn.com

Safe harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.